SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                 AMENDMENT NO. 2
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   CARC, INC.
                                   ----------
                       (Name of Subject Company (Issuer))

                                   CARC, INC.
                                   ----------
                  (Name of Filing Person (Offeror and Issuer))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                      None
                                      ----
                      (CUSIP Number of Class of Securities

                                  WARREN WAGNER
                                    PRESIDENT
                                   CARC, INC.
                                 500 DOWNS LOOP
                          CLEMSON, SOUTH CAROLINA 29631
                                 (864) 654-1859
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                                 WITH A COPY TO:
                             LAWSON M. VICARIO, ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                         44 EAST CAMPERDOWN WAY (29601)
                                  P.O. BOX 728
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 242-8203

                            CALCULATION OF FILING FEE
------------------------------------------ -------------------------------------
        Transaction Valuation*                      Amount of Filing Fee**
------------------------------------------ -------------------------------------
               $200,000                                     $23.54
------------------------------------------ -------------------------------------
* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes the purchase of 40,000 shares of common stock of CARC, Inc. at a purchase price of $5.00 per share, net to the seller in cash.

**The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals .01177 percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:  $23.54                   Filing Party: CARC, Inc.
Form or Registration No.: Schedule TO-I           Date Filed: February 28, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                                  INTRODUCTION

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by CARC, Inc., a South Carolina corporation, on February 28, 2005, as amended by Amendment No. 1 on March 15, 2005. The Schedule TO relates to the offer by CARC to purchase up to 40,000 shares of its common stock, par value $1.00 per share, at a purchase price of $5.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to the originally filed Schedule TO, as amended hereby.

         The information set forth in the Offer to Purchase is hereby expressly incorporated herein by reference in response to all items of this Schedule TO. Additional information with respect to one item of this Schedule TO is set forth below.

ITEM 4: TERMS OF THE TRANSACTION

         CARC has completed its partial tender offer for up to 40,000 shares of its common stock at an offering price of $5.00 net per share. CARC's tender offer was made on the terms and conditions set forth in the Offer to Purchase dated February 25, 2005 and filed on February 28, 2005, as amended, and the associated letter of transmittal. The offer expired, as scheduled, at 5:00 p. m., New York City time on Monday, March 28, 2005. Prior to the expiration of the offer, 47,000 shares were validly tendered and not withdrawn. Of these, all were tendered on a conditional all-or-nothing basis by a total of 47 shareholders. In accordance with the terms of the offer, CARC selected 40,000 shares (held by 40 shareholders) by lot. CARC has accepted and has forwarded payment for all 40,000 of these shares to tendering shareholders.

         As a result of the offer, CARC now has 496 holders of record. Because CARC's common stock is not listed on a national securities exchange and its total assets have not exceeded $10,000,000 at the end of each of its three most recent fiscal years, CARC can terminate the registration of its common stock and suspend its reporting and other public company obligations under the Exchange Act if it has fewer than 500 record holders. Accordingly, CARC intends to terminate the registration of its common stock under the Exchange Act and cease being a reporting company as soon as practicable.

                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     CARC, INC.



                                     By:   /s/ Warren Wagner
                                        --------------------------------------
                                        Name: Warren Wagner
                                        Title: President
Dated: March 31, 2005